SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 16, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GEA-1)

Re: Official Letter 153/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 153/2023/CVM/SEP/GEA-1 ("Official Letter"), dated May 15, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to news report published on May 12, 2023, in the Folha de São Paulo news portal entitled: "Braskem's controllers reject Arab offer", informing the following:

The proposal to buy Braskem made by the Apollo fund and by the Arab state-owned Adnoc did not pass through the sieve of Novonor (former Odebrecht) nor through the leadership of Petrobras. Shareholders have already sent messages to the Arabs and the Apollo fund that they are evaluating other possibilities.

For the controlling shareholders, the final value of the offer would yield shareholders something between R$27 and R$30 per share. This is because the proposed value of R$47 per share is not the net value of the operation.

In detail, only R$ 20 per share will be paid in cash. The rest (R$27) will be paid as follows: R$20 per share with perpetual debentures (debt securities) issued by the bidders corrected at 4% per year; and another R$7 per share in cash but depending on Braskem's performance in the new management.

In the evaluation of the shareholders, the value of the debentures in the negotiation period would be eroded by Selic (13.75% per year) and to receive the extra R$7, the company's stock would need to be at R$70, something considered impractical.

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Therefore, the two main shareholders - Novonor (which holds a little more than 50% of the shares) and Petrobras (38%) - don't even want to sit at the negotiation table.

2. In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain why the Company believed this was not a Material Fact and also provide any other information deemed important on the subject.”

In this regard, Braskem reinforces that it does not conduct any negotiations of its shareholder Novonor about the sale of its equity interest, reason why it questioned its shareholder, who informed the following:

“In response to the requested clarifications, Novonor informs that, since our last manifestations and until the present moment, it has not received any proposal from potential interested parties that implies material or binding evolution in the discussions it has been holding with the Banks holding the Fiduciary Alienation of its indirectly participation in Braskem S.A.

We remain at your disposal for any further clarifications.”

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, May 16, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.